Ford

Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, Michigan 48126


June 1, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Authority to Sign Reports under Section 16(a) of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933


Ladies and Gentlemen:

     Please let this letter serve to confirm the authority I have granted, effective immediately, to Bradley M. Gayton, Secretary, Louis J. Ghilardi, Assistant Secretary, and Jerome F. Zaremba, Counsel, Ford Motor Company, to execute and file with the Securities and Exchange Commission and other relevant securities exchanges forms, reports, notices and any other documents required of me under Section 16(a) of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933.

     This authority shall remain in effect until I shall have notified you in writing of its termination.

Sincerely,

/s/William Clay Ford, Jr.
William Clay Ford, Jr.
Officer and Director